December 7, 2012

Securities and Exchange Commission
Washington, D.C., 20549

Re:	United States Antimony Corporation
Form 10-K for Fiscal Year Ended
December 31, 2011
Filed March 14, 2012
File No. 001-08675

Dear Sirs:

Set forth below is our response to your comment letter of November 26, 2012, requesting that we amend our 2011 10K filing, or, if appropriate, provide additional information per our 2011 10K filing.  We do not disagree with your requests for increased and expanded disclosure, and it is our intent to comply.  We do not think that filing an amended 10K for the year ended December 31, 2011, is appropriate.  Considering that we will be filing our 2012 Form 10K in less than 90 days, we believe that the best option for our investors and the readers of our financial statements is to incorporate your comments into our 10K filing for the year ended December 31, 2012.

We have, hopefully, provided enough information in our attached responses to your comments to permit us to comply as above.  We will refer to regulation S-K and Interpretation 33-8350 when preparing future 10K and 10Q filings.  We are always ready to provide better information for readers of our financial statements.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings of forms 10K and 10Q.  We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the filing of our forms 10K and 10Q.  We acknowledge that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel L. Parks
Chief Financial Officer

Responses

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Description of Business

Antimony Division, page 4

1.    We note that your share of the domestic antimony market is currently 4% and that Chinese producers supply 92% of the world’s antimony demand.  Given this, please provide the information required by Item 101(h) (4) (iv) of Regulation S-K. Alternatively, please tell us why such information would not be material to investors.

RESPONSE:

a) We are less than 1% of the world’s supply of antimony.

b) Our method of competition for global and domestic business is that we have established a reputation for quality products delivered on a timely basis, and we are a non-Chinese supplier of antimony products.  Being a domestic producer gives us the advantage of avoiding long shipping times, delays at ports, etc.  We are an alternative to Chinese antimony government controlled mining and production. It should be noted that we are the sole domestic producer of antimony products and have 2 of the 3 operating smelters in North and South America.

c) Our competitive strengths are our product quality and consistency, our ability to ship on short notice to U.S. domestic customers, and that we are a domestic supplier of antimony products.

d) We are have now and will have even greater control of our raw material in the future, and therefore, be able to be more responsive to our customers’ needs.

e) We are a vertically integrated company with our own mine, mill, and smelter, and exclusive suppliers, which gives us independence and certainty of supply for our U.S. customers.

2.    We note your disclosure on page 4 and in Note 2- Concentration of Credit Risk on page F-6 that during 2011, 72% of sales were made to three customers.  Please revise to provide disclosures required by Item 101(h) (iv) of Regulation S-K related to this concentration.

RESPONSE: We have included expanded disclosure in our 10Q filing for the nine months ending September 30, 2012, disclosing our three largest customers identified as customers A, B, and C, and their individual sales, total sales for all three, and the percent of total revenue  that they comprise, in a comparative format with the prior year.  This disclosure will be part of our 10K filing for the year ending December 31, 2012, and all future filings with the SEC.

We would note that our Chinese competitors, who are government controlled, do not disclose their customers.  If we disclose our customers by name, it will put us at a competitive disadvantage, and potentially subject us to predatory actions by such competitors. If necessary, we seek a waiver of any requirement to disclose customers by name. This regulation does not adequately consider the reality of a small company competing against government controlled entities in a global market.

Item 2. Description of Properties

Los Juarez Group, page 12

3.    We note you disclose a reserve estimate prepared for your property by the Mexican Government, this disclosure is not recognized by the SEC, and your company does not claim any reserves.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure within SEC documents.  Please modify your disclosure by reclassifying this estimate to mineralized material or another description as is appropriate.  In this instance, you also need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation, such as a final or bankable feasibility study concludes legal and technical viability, and economic feasibility.

RESPONSE: We will delete the word reserve, and replace it with the phrase “a deposit of mineralized material”, and we will add the sentence “Such a deposit does not qualify as a reserve until a comprehensive evaluation, such as a final or bankable feasibility study concludes legal and technical viability, and economic feasibility”, for the 10K filing for December 31, 2012, and all future filings with the SEC.

Zeolite Division, page 15

4.    We note your description of your zeolite property on this page indicates that the mine/plant site is located 7 miles west of Preston Idaho, but your map indicates a location east of Preston Idaho.  Please modify your filing and correct this discrepancy.

RESPONSE: We will delete the word “west”, and replace it with “east” for all future filings.

Mine Safety Disclosures, page 21

5.    Please provide the disclosure required by Item 104 of Regulation C.  See also the Instruction to Item 104 of Regulation C.

RESPONSE: We have included disclosure for item 104 of regulation C and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 in our 10Q filing for the nine months ending September 30, 2012, as Item 4 on page 14. We believe that this information complies with the required disclosure of Item 104 and the Dodd-Frank requirements, but will review our columnar headings to ensure that they are correct and complete.  We will include this disclosure with the 10K filing for the year ending December 31, 2012, and all future filings with the SEC.

6.    We note your filing did not include the information regarding your Mine Safety and Health Administration (MSHA) citations received by your U. S. operations, specifically your Bear River Zeolite Company as required by Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  Please modify your filing to include this required information.

RESPONSE: See Response, No. 5 above.

Item 7.  Management’s Discussion and Analysis or Plan of Operations, page 24

General

7.    Management’s Discussion and Analysis is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide an enhanced executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

RESPONSE: For the 10K to be filed for the year ending December 31, 2012, and for all future filing with the SEC, as appropriate, we will expand our MD&A discussion to include the following:
a)	Our expectations of increased sales due to availability of more raw material from Mexico;
b)	The effect of an improving world economy on our product price;
c)	The effect of an increase in furnace capacity and hours of crusher operation;
d)	The reduction of our fuel cost for the smelter when our natural gas line is completed;
e)	The potential decrease in raw material costs due to ore from our Los Juarez mine;
f)	A discussion of the installation of a 500 ton per day ball mill and flotation plant by the end of 2013;
g)	How much cash we raised through stock sales in 2012, how we used it, and how we propose to utilize any remaining cash in ensuing periods;
Details of future cash requirements not covered by the above discussions

8.    Please revise to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements.  Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions.  Please refer to the Commission’s guidance concerning Critical Accounting Estimates and revise Management’s Discussion and Analysis to comply with the required disclosures as necessary.  The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.  Please note that your response letter dated October 13, 2010 indicated that you will include such disclosures in future filings.

RESPONSE: We will include a critical accounting estimates section in our 10K filing for the year ending December 31, 2012,and all future filings with the SEC, that will include the following:
•	The cost of our unprocessed purchased ore in inventory is based on assays taken at the time the ore is delivered, and may vary when the ore is processed and final settlement is made;
•	The Asset Recovery Obligation on our balance sheet is based on an estimate of the cost to recover and remediate our properties as required by our permits upon cessation of operations in the future.

Results of Operations, page 25

9.    Please revise to expand your disclosures for each period presented to provide a detailed analysis of the material components of your consolidated statements of operations. The discussions should describe and quantify underlying material activities that generate variances between periods (e.g. provide a narrative discussion of the extent to which increases in net sales or revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold).  Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements.  Your revised variance analysis should fully explain the changes between periods.  Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE: For the 10K filing for the year ending December 31, 2012, and for all future filings with the SEC, we will expand our analysis of variances in material components of the statement of operations/results of operations by division to include more detail of whether the variances are due to increases/decreases in price, or if the variances are due to greater volumes of product being sold.  We will disclose, to the extent possible, variances that may be attributable to a quantifiable event, such as a new additive to one of our products.

Financial Condition and Liquidity, page 26

10.  Please revise your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. explain the significant change in accounts receivable, inventories etc.,).  Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.  Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

RESPONSE: In the 10K filing for the year ending December 31, 2012, and for all future filings with the SEC, we will include an analysis of the components of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in the line items.  We will expand our discussion of to include more detail of the reasons for the variances.  For example, we will discuss the reasons for an increase in accounts receivable instead of merely noting that there was an increase.

11.  Please revise to include detailed discussions of your liquidity and capital resources to identify the trends, demands, commitments, events and uncertainties as required by Item 303(a) (1) and (2) of Regulation S-K.

RESPONSE: In the 10K filing for the year ending December 31, 2012, and all future filings with the SEC, we will disclose future cash requirements for projects underway, such as the installation of the natural gas pipeline, and for projects contemplated for future periods, such as the installation of the 500 ton per day ball mill and flotation plant.

12.  We note the various financial commitments mentioned in your financial statements including the current portion of various notes payable and the cumulative dividends in arrears on your Series B and Series D preferred stock.   Please quantify your various commitments for the upcoming year, and provide a discussion of the sources of capital which will be used to service your financial commitments.  In particular, please address whether the failure to pay preferred dividends will have any effect on your ability to raise funds in the future.  See Item 303(a) (2) (i) of Regulation S-K.

RESPONSE: Our obligations for the current portion of long-term debt is as stated in our financial statements, and we believe that we have the necessary cash and income sufficient to make payments as required.  The dividends for preferred stock are only payable if declared by the Board of Directors, and are accrued at a low rate that is better than borrowing.  The Board of Directors does not believe that the accrued and unpaid dividends on preferred stock is impacting the Company’s ability to raise capital as we had two successful offerings of restricted stock in 2011 and 2012.

Item 9A. Controls and Procedures, page 27

Changes in Internal Control Over Financial Reporting, page 28

13.  Please revise to specifically disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.  We also note the lack of similar disclosures in your Forms 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012.   Please note that these disclosures should also specifically clarify the control changes made to address your material weaknesses.  Please revise.

RESPONSE:  Our 10K filing for the year ending December 31, 2012, will note that we have instituted the following changes in internal control:
•	The CFO will review all bank reconciliations;
•	The CFO will review all material transactions for capital expenditures;
•	The CFO will review all period ending entries for preparation of the financial statements, such as the calculation of inventory, depreciation, and amortization;
•	The CFO will review all material entries for compliance with generally accepted accounting principles prior to the annual audit and 10Q filings.
•	The Company has adopted a formal capitalization policy.

Financial Statements

Notes to Financial Statements

2. Concentration of Risk, page F-6

14.  We note your disclosure of concentration of sales. To enhance investor’s understanding of your business, please revise to disclose the concentration of accounts receivable and provide disclosures required by FASB ASC 275-10-50-16.

RESPONSE: For the 10k filing for the year ending December 31, 2012, and for all future filings with the SEC, we will include a table that discloses our concentration of accounts receivable for our three largest customers individually and in the aggregate, and as a percent of our total accounts receivable.

3. Summary of significant accounting policies, page F-6

Revenue Recognition, page F-9

15.  We note your disclosure that revenue from exclusive sales agreements with multiple elements is recognized pro-rata over the duration of each element within the contracts. Tell us and revise to disclose how your revenue recognition policy relating to sales agreements with multiple elements complies with FASB ASC 605-25 and provide the disclosures required by FASB ASC 605-25-50-2.

RESPONSE: We do not have any multiple element sales agreements, and we will delete the reference to such agreements.

Exhibits

16.  We note that the certifications filed as Exhibits 31.1, 31.2, 32.1 and 32.2 with your Form 10-K and Form 10-Q for the fiscal quarters ended June 30, 2012, and September 30, 2012 have not been signed and/or dated.  Please refile these certifications as signed by the necessary executive officers.

RESPONSE: We will re-file the above certifications signed by the necessary executive officers.

Signatures

17.  Please revise to include the signature of your Principal Accounting Officer or Controller. See General Instruction D (2) of Form 10-K.

RESPONSE: We will revise our certifications to include the signature of our Controller.

Forms 10-Q for the Quarterly Periods Ended June 30, 2012, and September 30, 2012

18.  We note that your Forms 10-Q for these periods plus the quarterly period ended March 31, 2012 are not properly signed and dated by your principal executive and principal financial officers.  Please amend your Forms 10-Q to provide the appropriate signatures.

RESPONSE: We will provide amended signature pages for the periods noted above.

Item 2 Management’s Discussion and Analysis or Plan of Operations, page 13

19.  We note you disclose the non-GAAP measures of EBITDA and EBITDA/lb. Metal.  It appears your calculation of EBITDA (i.e. excluding general and administrative costs, professional fees, etc.) is not consistent with that as defined in Item 10(e) of Regulation S-K.  As such, revise to remove such measure or rename it (e.g. Adjusted EBITDA) and provide the disclosures required by 10(e)(i) of Regulation S-K.  Also refer to Questions 103.01 and 103.02 of the Division’s Compliance and Disclosure Interpretation on Non- GAAP Financial Measures.

RESPONSE: We will change our calculation of EBITDA to conform to Item 10(e) of regulation S-K for all the 10K for the year ending December 31, 2012, and for all future filings with the SEC.

Other Exchange Reports

20.  Please revise your Exchange Act reports as necessary, to comply with the comments above.

RESPONSE: We will change our future Exchange Acts reports to comply with the comments above.